Exhibit 99.3

DKM/SOP/bgh/C1490.05/gcah.64.11	January 28, 2011

Mr. Aquiles Rattia

Repsol YPF

Paseo de la Castellana 278

28046, Madrid, Spain

Reserve Statement for Bloque 16, Area Bogi-Capiron and Tivacuno

as of September 30, 2009

Dear Mr. Rattia:

This reserve statement has been prepared by Gaffney, Cline & Associates (GCA) at the request of Repsol YPF SA (RY) operator of and 55% interest participant in the Block 16, Area Bogi-Capiron and Tivacuno in the Oriente Basin of Ecuador. GCA has conducted an independent audit examination as of September 30, 2009, of the crude oil reserves of Bloque 16, Area Bogi-Capiron and Tivacuno. On the basis of technical and other information made available to us concerning these property units, we hereby provide the reserve statement given in the table below. It is our understanding that the Proved Reserves estimated in this report constitute approximately 0.5% percent of RY’s Proved Reserves; it is also our understanding that the Proved Undeveloped Reserves estimated in this report constitute approximately 0.4% percent of all RY’s Proved Undeveloped Reserves. These proportions are on a barrel oil equivalent (BOE) basis. Our study was completed on January 12, 2010.

Statement of Remaining Hydrocarbon Volumes

Bloque 16, Area Bogi-Capiron and Tivacuno, Ecuador

as of September 30, 2009

Reserves	Gross (100%) Field Volumes	Reserves Net to RY’s Interest
	Liquids (MMstb)	Liquids (MMstb)
Proved
Developed	24.4	8.6
Undeveloped	6.3	2.2
Total Proved	30.7	10.8

Hydrocarbon liquid volumes represent crude oil and condensate estimated to be recovered during field separation, are reported in millions of stock tank barrels. Royalties payable to the State have been deducted from reported volumes.

The reserves audit commenced with two days of technical presentations and discussion at RY’s office in Quito, Ecuador. In general, GCA found the volume estimates, classification and

UNITED KINGDOM    UNITED STATES    SINGAPORE    AUSTRALIA    ARGENTINA    BRAZIL    KAZAKHSTAN    RUSSIA    UAE

Gaffney, Cline & Associates

SOP/bgh/C1490.05/gcah.64.11

Repsol YPF

January 28, 2011

categorization presented by RY to be reasonable although RY made some minor adjustments to acknowledge concerns raised by GCA. However, the present one year modificatory contracts for Bloque 16 and Bogi-Capiron are only in force while new contract arrangements are being negotiated, GCA has considered a one year extension of the modificatory contracts (up to March 2011). Until such time as these negotiations are either completed or terminated, GCA only has considered development work up to March 2011 and a contract expiry in January 2012 for all reserves volumes estimates. In the future these dates may change either by extending the modificatory contracts, or by signing final contracts which would extend the expiration dates to December 31, 2018. Tables containing gross and net volumes by field are included in Appendix II.

This audit examination was based on reserve estimates and other information provided by RY to GCA through August 2009, and included such tests, procedures and adjustments as were considered necessary. All questions that arose during the course of the audit process were resolved to our satisfaction. GCA believes that the assumptions, data, methods and procedures used in connection with the preparation of this report are appropriate for the purpose served by the report.

The economic tests for the September 30, 2009 Reserve volumes were based on a realized crude oil price of US$60.373/Bbl (NAPO oil price of 62.143 US$/Bbl), as advised by RY.

Future capital costs were derived from development program forecasts prepared by RY for the field. Recent historical operating expense data were utilized as the basis for operating cost projections. GCA has found that RY has projected sufficient capital investments and operating expenses economically to produce the projected volumes.

It is GCA’s opinion that the estimates of total remaining recoverable hydrocarbon liquid volumes as of September 30, 2009, are, in the aggregate, reasonable and have been prepared in accordance with the definitions for Proved reserves set out in Rule 4-10 of Regulation S-X of the United States Securities and Exchange Commission, attached in Appendix III.

This assessment has been conducted within the context of GCA’s understanding of RY’s petroleum property rights as represented by RY management as well as the effects of petroleum legislation, taxation and other regulations that currently pertain to the property. GCA is not aware of any potential regulation amendments which could affect the ability to recover the estimated reserves. GCA is not in a position to attest to property title, financial interest relationships or encumbrances thereon for any part of the appraised properties or interests.

There are numerous uncertainties inherent in estimating reserves and resources, and in projecting future production, development expenditures, operating expenses and cash flows. Oil and gas reserve engineering and resource assessment must be recognized as a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact way. Estimates of oil and gas reserves or resources prepared by other parties may differ, perhaps materially, from those contained within this report. The accuracy of any Reserve or Resource estimate is a function of the quality of the available data and of engineering and geological interpretation. Results of drilling, testing and production that post-date the preparation of the estimates may justify revisions, some or all of which may be material. Accordingly, Reserve and Resource estimates are often different from the quantities of oil and

Gaffney, Cline & Associates

SOP/bgh/C1490.05/gcah.64.11

Repsol YPF

January 28, 2011

gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed.

For this assignment, GCA served as independent Reserve auditors. The firm’s officers and employees have no direct or indirect interest holdings in the property units evaluated. GCA’s remuneration was not in any way contingent on reported reserve estimates.

This report has been prepared at the request of RY regarding assets held by RY in Ecuador and is for inclusion in Repsol’s respective filings with the U.S. Securities and Exchange Commission.

Very truly yours,

GAFFNEY, CLINE & ASSOCIATES, INC.

/s/ David K. Morgan
David K. Morgan
Senior Technical Manager

Attachments
Appendices	I:	Statement of Qualifications
	II:	Technical Explanations
	III:	Reserve Definitions (SEC)

Gaffney, Cline & Associates

APPENDICES

Gaffney, Cline & Associates

APPENDIX I:

Statement of Qualifications

Gaffney, Cline & Associates

Statement of Qualifications

One of GCA’s Senior Technical Mangers was responsible for overseeing the preparation of the audit. This manager has over 40 years of diversified international industry experience mainly in reservoir-engineering, geology, reserves estimates, project development, economics and training in the assessment, classification and reporting of reserves and resources. Over the past 5 years he has been responsible for project review and oversight for GCA’s Houston office as it pertains to exploration and production activities including the reserves audits conducted on behalf of Repsol YPF. He is a member of the Society of Petroleum Engineers (SPE) and holds a petroleum engineering degree from Marietta College.

Gaffney, Cline & Associates

APPENDIX II:

Gross and Net Volume Tables

Gaffney, Cline & Associates

Reserves Statement as of September 30, 2009

Bloque 16, Bogi Capiron y Tivacuno (100%WI)

	PDP	PUD

AMO		2444
DAIMl		150
IRO		2295
GINTA		196
WATI
Subtotal	19252	5085
BOGI		532
CAPIRON		528
Subtotal	1741	1061
TIVACUNO	3444	119
Total	24436	6264

	PDP	1P
B16	19252	24336
BOGI-CAPIRON	1741	2802
TIVACUNO	3444	3562
Total	24436	30701

Reserves Statement as of September 30, 2009

Bloque 16, Bogi Capiron y Tivacuno (RY 55% WI net of Royalties)

	PDP	PUD

AMO		852
DAIMl		52
IRO		800
GINTA		68
WATI
Subtotal	6543	1772
BOGI		199
CAPIRON		197
Subtotal	589	396
TIVACUNO	1471	54
Total	8603	2222

	PDP	1P
B16	6543	8315
BOGI-CAPIRON	589	985
TIVACUNO	1471	1526
Total	8603	10825

Gaffney, Cline & Associates

APPENDIX III:

Reserves Definitions

(SEC)

Gaffney, Cline & Associates

SEC DEFINITIONS FOR OIL AND GAS RESERVES

Proved Oil and Gas Reserves

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i)

Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii)

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii)

Estimates of proved reserves do not include the following: (A) oil that may become available from know reservoirs, but is classified separately as “indicated additional reserves”; (B) crude oil, natural gas and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors: (C) crude oil, natural gas, and natural gas liquids that may occur in undrilled prospects; and (D) crude oil, natural gas and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved Developed Oil and Gas Reserves

Proved developed oil and gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Reserves

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves or undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.